Energy Edge Technologies Corporation

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

January 28, 2011

United States Securities and Exchange Commission

Attn: Mr. Hagen Ganem, Staff Attorney, and Mr. Dietrich King, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Energy Edge Technologies Corporation

Pre-effective Amendment No. 4 to Registration Statement on Form S- I

Filed July 3, 2010

  File No. 333-167853

 Dear Mr. Ganem and Mr. King:

We are writing in response to your comment letter dated January 5, 2011 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

Prospectus Cover Page

1.

We note your response to comment two in our letter dated October 20, 2010, as well as your revised disclosure.  As a result of these revisions, the legend required by Item 501(b)(10) no longer appears on the prospectus cover page (page 3 of the filing).  Please revise the prospectus cover page to add back this legend.  In addition, the prospectus cover page now spans two pages (page 3 and 4 of the filing).  Please revise the prospectus cover page so that it consists of only a single page.  To accomplish this, you may wish to delete some of the textual disclosure that is not required by Item 501(b) and is disclosed elsewhere in the prospectus.

RESPONSE: We have revised the prospectus cover page to add back in the legend required by Item 501(b)(10).  We have also revised the prospectus cover page so that it consists of only a single page.

Dilution, page 19

2.

You disclose above the table on page 19 that the net tangible book value per share prior to any new offerings is ($28.85) per share.  In the table on page 19, you disclose that the net tangible book value per share prior to any new offerings is $0.02 per share.  Please revise or advise.

RESPONSE: We have revised the net tangible book value per share above the table on page 16.

Executive Compensation, page 28

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

3.

Please update your executive compensation disclosure for your named executive officers and directors to cover all of your fiscal year ended December 31, 2010.

RESPONSE: We have updated the executive compensation disclosure for the named executive officers and directors to cover all of the fiscal year ended December 31, 2010.

Security Ownership of Certain Beneficial Owners and Management, page 29

4.

We note your response to comment 21 in our letter dated October 20, 2010, as well as your revised disclosure.  Your revised disclosure does not comply with Item 403(b) of Regulation S-K.  For example, you disclosure that, as a group, your directors and executive officers beneficially own 39,200,000 shares, but you have two directors, Messrs. Holdsworth and Gerace, and you disclosure that they hold 30,200,000 and 400,000, respectively.  Please revise your disclosure so that it provides the information required by Item 403(b).

RESPONSE: We have revised the disclosure so that it provides the information required by Item 403(b).  Please see page 26.

Certain Relationships and Related Transactions, page 30

5.

We note response to comment 22 in our letter dated October 20, 2010, as well as your revised disclosure.  Your revised disclosure does not comply with Item 404(a) and (d) of Regulation S-K.  For example, you do not provide the dollar value of the January 1, 2008 transaction.  Please revise your disclosure so that it provides the information required by Item 404.

RESPONSE: We have revised the disclosure so that it provides the information required by Item 404.  Please see page 27.

Selling Security Holders, page 30

6.

We note response to comment 23 in our letter dated October 20, 2010.  Please revise your disclosure to provide a cross-reference to the information in the notes to your financial statements about the transactions pursuant to which each of your selling security holders acquired their shares.

RESPONSE: We have revised this disclosure to provide a cross-reference to the information in the notes to our financial statements.  Please see page 27.

Plan of Distribution, page 36

7.

We note response to comment 28 in our letter dated October 20, 2010.  Please clarify for us whether it would be possible for Mr. Holdsworth to resell any of the 3,000,000 shares being registered for resale in this registration statement during the two-year offering period for the primary offering covered by the registration statement.  If you do not believe such sales would be possible, please tell us why, identifying specifically any contractual restrictions or other enforceable legal bars to such sales.  If you believe such sales would be possible, please provide

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

the information we requested previously in comment 28 in our letter dated October 20, 2010.  Finally, we note that the scope of the risk factor you added in response to our comment is broad and is not tailored to the specific risks that would exist if Mr. Holdsworth was selling securities for his own account at the same time that he was selling securities for your account.  To the extent necessary, please supplement your risk factor disclosure accordingly.

RESPONSE: We believe it would be possible for Mr. Holdsworth to resell any of the 3,000,000 shares being registered for resale in this registration statement (the “Existing Registered Shares”) during the two-year offering period for the primary offering covered by the registration statement. However, the Existing Registered Shares would only be sold according to the existing market conditions. Mr. Holdsworth plans to resell his personal registered shares through broker’s transactions only.  All sales by the Company to the public through the direct private offering will be handled in a different administrative matter, and all purchasers will be informed that the shares for the direct offering shares will be issued straight from the company as a proceeds-generating offering for the Company.  We have added a risk fact regarding this potential conflict of interest, and the Company has created an internal policy whereby the then-sitting board of directors (without Mr. Holdsworth, who will recuse himself) will evaluate any potential conflicts of interest. In this policy, Mr. Holdsworth agrees to present every potential resale of his personal shares to the other board of directors for their unanimous approval prior to directing his broker to put in the sell order. We have updated risk factor number 35 to add additional information.

8.

We note response to comment 29 in our letter dated October 20, 2010, but we are unable to locate the revised disclosure to which you refer.  Please tell us where this disclosure appears.

RESPONSE: We apologize for this oversight.  It appears that the changes we made previously to this paragraph were not redlined.  You can locate this revised disclosure on page 35 of the amended registration statement.

Management’s Discussion and Analysis or Plan of Operation, page 39

General

9.

We have reviewed your response to comment 30 in our letter dated October 20, 2010.  As previously requested, please discuss in detail the business reasons for the changes between periods in your financial statement line items for the year ended December 31, 2009 as compared to December 31, 2008.  Please refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

RESPONSE: Thank you for your comment.  We have included a detailed discussion of the results of operations for the twelve months ended December 31, 2009, as compared to the twelve months ended December 31, 2010, on page 37.

Results of Operations, page 40

10.

We have reviewed your response to comment 31 in our letter dated October 20, 2010.  As previously requested, please ensure the amounts presented in your discussion of results of operations agree to the amounts presented on the face of your statements of operations.  For

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

example, you disclosure on page 41 that you recorded net income before income tax of $86,873 for the third quarter of 2009.  This amount is actually your income from operations and not net income before income tax.  In addition, you also disclose on page 41 that you recorded net income of $86,873 for the third quarter of 2010 as compared to net income of $56,049 for the same period in 2009.  These amounts differ from the amounts presented on the face of your statements of operations.  This is not meant to be an all-inclusive list of differences.  Please revise accordingly.

RESPONSE:  We have revised the disclosures.

Liquidity, page 42

11.

We note your response to comment 30 in our letter dated October 20, 2010, as well as your revised disclosure.  Please provide a discussion of your sources liquidity, as required by Items 303(a)(1) of Regulation S-K.

RESPONSE:  Thank you for your comment.  This revision has been made on page 40 of the document.

12.

Please enhance your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows.  Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  Please refer to the SEC Interpretive Release No. 33-8350

RESPONSE: Thank you for your comment.  This revision has been made on page 40.

Financial Statements for the Year Ended December 31, 2009

Balance Sheet, page 45

13.

We have reviewed your response to comment 32 in our letter dated October 20, 2010.  You now believe that the issuance of 29,99,500 shares to the founder for services rendered should be treated in a manner similar to a stock split due to the receipt of nominal consideration for the shares.  As such, please retroactively reflect the issuance of these shares in your financial statements and disclosures throughout the filing.  For example you state on the face of your balance sheet that you only had 1,500 shares issued and outstanding as of December 31, 2009 and 2008.  Please revise.

RESPONSE: We have revised the financial statements and retroactively reflected the issuance of the founder shares.

14.

We have reviewed your response to comment 34 in our letter dated October 20, 2010.  You have revised your statement of stockholders’ deficit to move the retained earnings (deficit) to additional paid in capital, but you continue to present this amounts as retained earnings (deficit) on the fact of your balance sheet.  Please revise your balance sheet to properly reflect the

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

retained earnings (deficit) amount as additional paid in capital for the year ended December 31, 2009.

RESPONSE: We have revised the balance sheet to reflect the retained earnings (deficit) amount as additional paid in capital for the year ended December 31, 2009.

Financial Statements for the Period Ended September 30, 2010

General

15.

Please address the above comments in your interim financial statements as well, as applicable.

RESPONSE: The above comments have been addressed in our interim financial statements, as applicable.

Balance Sheets, page 54

16.

We have reviewed your response to comment 37 in our letter dated October 20, 2010.  The column heading of your September 30, 2010 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2009 balance sheet includes amounts that are audited.  Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended September 30, 2010, you should not imply that the December 31, 2009 balance sheets are audited.  Please revise.

RESPONSE: We have revised the descriptions to reflect that the December 31, 2009 balance sheet amounts were derived from the audited financials.

Item 16. Exhibits, page 68

17.

We note response to comment 40 in our letter dated October 20, 2010 particularly your stated intention to request confidential treatment pursuant to Rule 406 under the Securities Act for your insurance agreement with Lloyds.

Please note that confidential treatment is generally only appropriate for specific provisions within an agreement and is inappropriate for entire agreements.  Please refer to the guidance in Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance’s views regarding the proper preparation of a request for confidential treatment.  Accordingly, as previously requested, please file as an exhibit to the registration statement the fully executed insurance agreement that you have entered into with Lloyds.  In addition, please tell us when you intend to submit your application for confidential treatment.

RESPONSE: We have included the insurance agreement with Lloyds of London as part of this amended registration statement (Exhibit 10.14).

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

Exhibit 5.1

18.

Please have counsel revise its opinion to reflect the reduction in the number of shares being registered for resale.

RESPONSE: Exhibit 5.1 has been updated to reflect the reduction in the number of shares being registered for resale.

Sincerely,

Robert Holdsworth

By:   /s/ Robert Holdsworth

Robert Holdsworth, President & Chief Executive Officer (Principal Executive Officer)